# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innovex International, Inc., CIK 0001042893
CUSIP: 457651107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19120 Kenswick Drive, Humble, Texas (TX), 77338
Date of event which requires filing of this statement: 02/25/2026
Amends the filing with accession number 0000950170-25-034158
Filed by CIK 0001944811
Persons authorized to receive notices and communications: Jason Turowsky, Amberjack Capital Partners, L.P., 4400 Post Oak Parkway, Suite 2760, Houston, Texas (TX), 77002, (281) 605-3900

## Reporting persons
- Amberjack Capital Fund II, L.P. (CIK 0001944811): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 16,871,374; shared voting power 0; sole dispositive power 16,871,374; shared dispositive power 0; aggregate amount beneficially owned 16,871,374 (24.6% of the class)
- Innovex Co-Invest Fund II, L.P. (CIK 0001958403): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,939,330; shared voting power 0; sole dispositive power 3,939,330; shared dispositive power 0; aggregate amount beneficially owned 3,939,330 (5.7% of the class)
- Innovex Co-Invest Fund, L.P. (CIK 0001777512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 933,624; shared voting power 0; sole dispositive power 933,624; shared dispositive power 0; aggregate amount beneficially owned 933,624 (1.4% of the class)
- Intervale Capital Fund II, L.P. (CIK 0001538026): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 805,355; shared voting power 0; sole dispositive power 805,355; shared dispositive power 0; aggregate amount beneficially owned 805,355 (1.2% of the class)
- Intervale Capital Fund II-A, L.P. (CIK 0001549399): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 399; shared voting power 0; sole dispositive power 399; shared dispositive power 0; aggregate amount beneficially owned 399 (0% of the class)
- Intervale Capital Fund III, L.P. (CIK 0001600328): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 207,240; shared voting power 0; sole dispositive power 207,240; shared dispositive power 0; aggregate amount beneficially owned 207,240 (0.3% of the class)
- Amberjack Capital GP II, L.P. (CIK 0002026032): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 16,871,374; shared voting power 0; sole dispositive power 16,871,374; shared dispositive power 0; aggregate amount beneficially owned 16,871,374 (24.6% of the class)
- Innovex Co-Invest Fund II GP, L.P. (CIK 0002026028): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,939,330; shared voting power 0; sole dispositive power 3,939,330; shared dispositive power 0; aggregate amount beneficially owned 3,939,330 (5.7% of the class)
- Innovex Co-Invest Fund GP, L.P. (CIK 0002026025): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 933,624; shared voting power 0; sole dispositive power 933,624; shared dispositive power 0; aggregate amount beneficially owned 933,624 (1.4% of the class)
- Intervale Capital GP II, L.P. (CIK 0002026024): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 805,754; shared voting power 0; sole dispositive power 805,754; shared dispositive power 0; aggregate amount beneficially owned 805,754 (1.2% of the class)
- Intervale Capital GP III, L.P. (CIK 0002026021): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 207,240; shared voting power 0; sole dispositive power 207,240; shared dispositive power 0; aggregate amount beneficially owned 207,240 (0.3% of the class)
- Amberjack Capital Associates II, LLC (CIK 0002026029): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 16,871,374; shared voting power 0; sole dispositive power 16,871,374; shared dispositive power 0; aggregate amount beneficially owned 16,871,374 (24.6% of the class)
- Innovex Co-Invest Associates, LLC (CIK 0002026027): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,872,954; shared voting power 0; sole dispositive power 4,872,954; shared dispositive power 0; aggregate amount beneficially owned 4,872,954 (7.1% of the class)
- Interval Capital Associates II, LLC (CIK 0002026023): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 805,754; shared voting power 0; sole dispositive power 805,754; shared dispositive power 0; aggregate amount beneficially owned 805,754 (1.2% of the class)
- Intervale Capital Associates III, LLC (CIK 0002026022): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 207,240; shared voting power 0; sole dispositive power 207,240; shared dispositive power 0; aggregate amount beneficially owned 207,240 (0.3% of the class)
- Amberjack Capital Partners, L.P. (CIK 0002026035): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 22,757,322; shared voting power 0; sole dispositive power 22,757,322; shared dispositive power 0; aggregate amount beneficially owned 22,757,322 (33.2% of the class)
- Amberjack Management, LLC (CIK 0002026020): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 22,757,322; shared voting power 0; sole dispositive power 22,757,322; shared dispositive power 0; aggregate amount beneficially owned 22,757,322 (33.2% of the class)
- Turowsky Jason (CIK 0002025157): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 22,757,322; shared voting power 0; sole dispositive power 22,757,322; shared dispositive power 0; aggregate amount beneficially owned 22,757,322 (33.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Innovex International, Inc.
Address of issuer's principal executive offices: 19120 Kenswick Drive, Humble, Texas (TX), 77338
Comment: This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on September 13, 2024, as amended by Amendment No. 1 dated March 6, 2025 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Underwriting Agreement

On February 25, 2026, the Issuer entered into an Underwriting Agreement (the "Underwriting Agreement") with Intervale Capital Fund II, L.P., Intervale Capital Fund II-A, L.P., Intervale Capital Fund III, L.P., Amberjack Capital Fund II, L.P., Innovex Co-Invest Fund, L.P., Innovex Co-Invest Fund II, L.P., (collectively, the "Seller Stockholders") and J.P. Morgan Securities LLC, as representative of the several underwriters listed on Schedule 1 thereto (the "Underwriters"), relating to the offer and sale by the Selling Stockholders of 5,750,000 shares of common stock, par value $0.01 per share, of the Issuer (the "Common Stock"), at a price to the public of $25.75 per share (the "Offering"). The Selling Stockholders received $24.59125 per share of Common Stock sold in the Offering, which is the public offering price less certain underwriting discounts. In addition, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 862,500 shares of Common Stock ("Option"). On February 27, 2026, the Underwriters exercised the Option in full.

Amberjack Capital Fund II, L.P. sold 4,902,244 shares of Common Stock to the Underwriters, consisting of (i) 4,262,820 shares of Common Stock in the Offering and (ii) 639,424 shares of Common Stock after the Underwriters' exercise of the Option. Innovex Co-Invest Fund II, L.P. sold 1,144,635 shares of Common Stock to the Underwriters, consisting of (i) 995,335 shares of Common Stock in the Offering and (ii) 149,300 shares of Common Stock after the Underwriters' exercise of the Option. Innovex Co-Invest Fund, L.P. sold 271,279 shares of Common Stock to the Underwriters, consisting of (i) 235,895 shares of Common Stock in the Offering and (ii) 35,384 shares of Common Stock after the Underwriters' exercise of the Option. Intervale Capital Fund II, L.P. sold 234,009 shares of Common Stock to the Underwriters, consisting of (i) 203,486 shares of Common Stock in the Offering and (ii) 30,523 shares of Common Stock after the Underwriters' exercise of the Option. Intervale Capital Fund II-A, L.P. sold 116 shares of Common Stock to the Underwriters, consisting of (i) 101 shares of Common Stock in the Offering and (ii) 15 shares of Common Stock after the Underwriters' exercise of the Option. Intervale Capital Fund III, L.P. sold 60,217 shares of Common Stock to the Underwriters, consisting of (i) 52,363 shares of Common Stock in the Offering and (ii) 7,854 shares of Common Stock after the Underwriters' exercise of the Option.

The Underwriting Agreement also provided for the Issuer's purchase from the Underwriters of 575,000 shares of Common Stock that were subject to the Offering (the "Share Repurchase"). The Share Repurchase was made pursuant to the Issuer's existing share repurchase program.

The Offering and the Share Repurchase closed on February 27, 2026. The Underwriting Agreement contains customary representations and warranties, agreements and obligations, closing conditions and termination provisions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Lock-up Agreement

On February 25, 2026, the Issuer entered into a lock-up agreement with the Selling Stockholders (the "Lockup Agreement"). Under the Lockup-Agreement, the Selling Stockholders agreed to not and not to cause any affiliates to, during the period beginning on the date of the Lock-up Agreement and ending at the close of business 45 days after the date of the final prospectus relating the Offering, to transfer any Common Stock or any shares underlying such Common Stock without the prior written consent of the Underwriters, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 68,563,690 shares of Common Stock of the Issuer outstanding as of February 27, 2026, as reported in the Issuer's Prospectus Supplement filed with the SEC on February 27, 2026.

i. Amberjack Capital Fund II

As of the date hereof, Amberjack Capital Fund II beneficially owns 16,871,374 shares of Common Stock.

Percentage: 24.6%

ii. Innovex Co-Invest Fund II

As of the date hereof, Innovex Co-Invest Fund II beneficially owns 3,939,330 shares of Common Stock.

Percentage: 5.7%

iii. Innovex Co-Invest Fund

As of the date hereof, Innovex Co-Invest Fund beneficially owns 933,624 shares of Common Stock.

Percentage: 1.4%

iv. Intervale Capital Fund II

As of the date hereof, Intervale Capital Fund II beneficially owns 805,355 shares of Common Stock.

Percentage: 1.2%

v. Intervale Capital Fund II-A

As of the date hereof, Intervale Capital Fund II-A beneficially owns 399 shares of Common Stock.

Percentage: 0.0%

vi. Intervale Capital Fund III

As of the date hereof, Intervale Capital Fund III beneficially owns 207,240 shares of Common Stock.

Percentage: 0.3%

vii. Amberjack Capital GP II

Amberjack Capital GP II, as the general partner of Amberjack Capital Fund II, may be deemed the beneficial owner of the 16,871,374 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 24.6%

viii. Innovex Co-Invest Fund II GP

Innovex Co-Invest Fund II GP, as the general partner of Innovex Co-Invest Fund II, may be deemed the beneficial owner of the 3,939,330 shares of Common Stock owned by Innovex Co-Invest Fund II.

Percentage: 5.7%

ix. Innovex Co-Invest Fund GP

Innovex Co-Invest Fund GP, as the general partner of Innovex Co-Invest Fund, may be deemed the beneficial owner of the 933,624 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 1.4%

x. Intervale Capital GP II

Intervale Capital GP II, as the general partner of Intervale Capital Fund II and Intervale Capital Fund II-A, may be deemed the beneficial owner of 805,754 shares of Common Stock, comprised of the (i) 805,355 shares of Common Stock owned by Intervale Capital Fund II and (ii) 399 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.2%

xi. Intervale Capital GP III

Intervale Capital GP III, as the general partner of Intervale Capital Fund III, may be deemed the beneficial owner of the 207,240 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.3%

xii. Amberjack Capital Associates II

Amberjack Capital Associates II, as the general partner of Amberjack Capital GP II, may be deemed the beneficial owner of the 16,871,374 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 24.6%

xiii. Innovex Co-Invest Associates

Innovex Co-Invest Associates, as the general partner of Innovex Co-Invest Fund II GP and Innovex Co-Invest Fund GP, may be deemed the beneficial owner of 4,872,954 shares of Common Stock, comprised of the (i) 3,939,330 shares of Common Stock owned by Innovex Co-Invest Fund II and (ii) 933,624 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 7.1%

xiv. Intervale Capital Associates II

Intervale Capital Associates II, as the general partner of Intervale Capital GP II, may be deemed the beneficial owner of 805,754 shares of Common Stock, comprised of the (i) 805,355 shares of Common Stock owned by Intervale Capital Fund II and (ii) 399 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.2%

xv. Intervale Capital Associates III

Intervale Capital Associates III, as the general partner of Intervale Capital GP III, may be deemed the beneficial owner of the 207,240 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.3%

xvi. Amberjack Capital Partners

Amberjack Capital Partners, as the sole member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III, may be deemed the beneficial owner of 22,757,322 shares of Common Stock, comprised of the (i) 16,871,374 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 3,939,330 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 933,624 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 805,355 shares of Common Stock owned by Intervale Capital Fund II, (v) 399 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 207,240 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 33.2%

xvii. Amberjack Management

Amberjack Management, as the general partner of Amberjack Capital Partners, may be deemed the beneficial owner of 22,757,322 shares of Common Stock, comprised of the (i) 16,871,374 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 3,939,330 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 933,624 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 805,355 shares of Common Stock owned by Intervale Capital Fund II, (v) 399 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 207,240 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 33.2%

xviii. Jason Turowsky

Jason Turowsky, as managing partner of Amberjack Management, may be deemed the beneficial owner of 22,757,322 shares of Common Stock, comprised of the (i) 16,871,374 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 3,939,330 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 933,624 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 805,355 shares of Common Stock owned by Intervale Capital Fund II, (v) 399 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 207,240 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 33.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Amberjack Capital Fund II

1. Sole power to vote or direct vote: 16,871,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,871,374
4. Shared power to dispose or direct the disposition: 0

ii. Innovex Co-Invest Fund II

1. Sole power to vote or direct vote: 3,939,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,939,330
4. Shared power to dispose or direct the disposition: 0

iii. Innovex Co-Invest Fund

1. Sole power to vote or direct vote: 933,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 933,624
4. Shared power to dispose or direct the disposition: 0

iv. Intervale Capital Fund II

1. Sole power to vote or direct vote: 805,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 805,355
4. Shared power to dispose or direct the disposition: 0

v. Intervale Capital Fund II-A

1. Sole power to vote or direct vote: 399
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 399
4. Shared power to dispose or direct the disposition: 0

vi. Intervale Capital Fund III

1. Sole power to vote or direct vote: 207,240
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,240
4. Shared power to dispose or direct the disposition: 0

vii. Amberjack Capital GP II

1. Sole power to vote or direct vote: 16,871,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,871,374
4. Shared power to dispose or direct the disposition: 0

viii. Innovex Co-Invest Fund II GP

1. Sole power to vote or direct vote: 3,939,330
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,939,330
4. Shared power to dispose or direct the disposition: 0

ix. Innovex Co-Invest Fund GP

1. Sole power to vote or direct vote: 933,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 933,624
4. Shared power to dispose or direct the disposition: 0

x. Intervale Capital GP II

1. Sole power to vote or direct vote: 805,754
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 805,754
4. Shared power to dispose or direct the disposition: 0

xi. Intervale Capital GP III

1. Sole power to vote or direct vote: 207,240
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,240
4. Shared power to dispose or direct the disposition: 0

xii. Amberjack Capital Associates II

1. Sole power to vote or direct vote: 16,871,374
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,871,374
4. Shared power to dispose or direct the disposition: 0

xiii. Innovex Co-Invest Associates

1. Sole power to vote or direct vote: 4,872,954
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,872,954
4. Shared power to dispose or direct the disposition: 0

xiv. Intervale Capital Associates II

1. Sole power to vote or direct vote: 805,754
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 805,754
4. Shared power to dispose or direct the disposition: 0

xv. Intervale Capital Associates III

1. Sole power to vote or direct vote: 207,240
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,240
4. Shared power to dispose or direct the disposition: 0

xvi. Amberjack Capital Partners

1. Sole power to vote or direct vote: 22,757,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,757,322
4. Shared power to dispose or direct the disposition: 0

xvii. Amberjack Management

1. Sole power to vote or direct vote: 22,757,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,757,322
4. Shared power to dispose or direct the disposition: 0

xviii. Jason Turowsky

1. Sole power to vote or direct vote: 22,757,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,757,322
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Underwriting Agreement, dated as of February 25, 2026, by and among the Issuer, the Seller Stockholders and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-13439), filed with the Securities and Exchange Commission on February 27, 2026).

99.2 Form of Lock-up Agreement.

## Signatures
- Amberjack Capital Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Amberjack Capital Associates II, LLC, the general partner of Amberjack Capital GP II, L.P., its general partner (02/27/2026)
- Innovex Co-Invest Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, the general partner of Innovex Co-Invest Fund II GP, L.P., its general partner (02/27/2026)
- Innovex Co-Invest Fund, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, the general partner of Innovex Co-Invest Fund GP, L.P., its general partner (02/27/2026)
- Intervale Capital Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, the general partner of Intervale Capital GP II, L.P., its general partner (02/27/2026)
- Intervale Capital Fund II-A, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, the general partner of Intervale Capital GP II, L.P., its general partner (02/27/2026)
- Intervale Capital Fund III, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates III, LLC, the general partner of Intervale Capital GP III, L.P., its general partner (02/27/2026)
- Amberjack Capital GP II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, its general partner (02/27/2026)
- Innovex Co-Invest Fund II GP, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, its general partner (02/27/2026)
- Innovex Co-Invest Fund GP, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, its general partner (02/27/2026)
- Intervale Capital GP II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, its general partner (02/27/2026)
- Intervale Capital GP III, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates III, LLC, its general partner (02/27/2026)
- Amberjack Capital Associates II, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (02/27/2026)
- Innovex Co-Invest Associates, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (02/27/2026)
- Interval Capital Associates II, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (02/27/2026)
- Intervale Capital Associates III, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (02/27/2026)
- Amberjack Capital Partners, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Amberjack Management, LLC, its general partner (02/27/2026)
- Amberjack Management, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (02/27/2026)
- Turowsky Jason: /s/ Jason Turowsky, Jason Turowsky /Self (02/27/2026)